

January 10, 2022

Matthew Wolfson
Chief Executive Officer and Chief Financial Officer
Electromedical Technologies, Inc.
16561 N. 92nd Street, Suite 101
Scottsdale, AZ 85260

> **Re: Electromedical Technologies, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 7, 2022**
> **File No. 333-261802**

Dear Mr. Wolfson:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Our reference to our prior comment is to the comment in our December 28, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.   We re-issue comment one and direct your attention to the cover page. As you are not eligible to incorporate your future filings by reference because you are a penny stock, please remove the statement that your subsequently filed periodic and current reports are incorporated by reference into the prospectus. See General Instruction VII.D to Form S-1.

Please contact Dillon Hagius at 202-551-7967 or Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Tad Mailander